                                                                  EXHIBIT (a)(9)


          [Letterhead of The IT Group, Inc.]
          NEWS RELEASE
          Release  Date:          FOR IMMEDIATE RELEASE

          Investor Contact:       RICHARD R. CONTE (412) 372-7701
          Media Contact:          WILLIAM L. MULVEY (202) 682-1147



          THE IT GROUP COMPLETES TENDER OFFER FOR FLUOR DANIEL GTI, INC.

          ANNOUNCES PROMPT MERGER

          PITTSBURGH, PENNSYLVANIA -- DECEMBER 3, 1998 -- The IT Group, Inc. (NYSE: ITX) today announced the completion of its tender offer for all of the issued and outstanding shares (the "Shares") of common stock of Fluor Daniel GTI, Inc. (NASDAQ: FDGT). The tender offer expired at 12:00 Midnight, New York City time, on Wednesday, December 2, 1998. Pursuant to the cash tender offer, Tiger Acquisition Corporation ("Tiger"), a wholly owned subsidiary of The IT Group, has accepted for payment all of the tendered Shares (approximately 95% of the outstanding shares of Fluor Daniel GTI were tendered) and has instructed the depositary for the offer to pay promptly for such Shares at the purchase price of $8.25 per Share in cash.

          Pursuant to the related Agreement and Plan of Merger, dated October 27, 1998, The IT Group announced that it intends to complete today the merger of Tiger with and into Fluor Daniel GTI, with Fluor Daniel GTI continuing as the surviving corporation. As a result of the merger, Fluor Daniel GTI will change its name to Groundwater Technology, Inc. and will be a wholly owned subsidiary of The IT Group, Inc.

          Anthony J. DeLuca, chief executive officer and president of The IT Group, said, "Our integration planning is virtually complete and we are confident that we will achieve our projected synergy target of $10 million as we rapidly implement our plans."

          The IT Group is a leading diversified services company offering a full range of consulting, facilities management, engineering & construction and remedial services. The IT Group's common stock and depositary shares are traded on the New York Stock Exchange under the symbols ITX and ITXpr, respectively.

          Statements of the Company's or management's intentions, beliefs, expectations or predictions for the future, denoted by words "anticipate," "believe" and similar expressions (including confidence) are forward-looking statements that reflect the current views of the Company and its management about future events and are subject to certain risks, uncertainties, and assumptions. The Company's actual results could differ materially from those projected in such forward-looking statements.

                                       2